Exhibit 99.1

ASUR Announces Total Passenger Traffic for March 2023

Passenger traffic increased year-on-year by 11.8% in Mexico and 9.3% in Puerto Rico and decreased 9.1% in Colombia

MEXICO CITY, April 5, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for March 2023 reached a total of 6.1 million passengers, 6.7% above the levels reported in March 2022.

Passenger traffic increased year-on-year by 11.8% in Mexico and 9.3% in Puerto Rico, while it decreased 9.1% in Colombia. The growth of passenger traffic in Mexico and Puerto Rico was mainly driven by increases in domestic traffic of 20.1% and 6.4%, respectively and in international traffic of 6.2% and 47.9%, respectively.

This announcement reflects comparisons between the periods March 1 through March 31, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	March		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,482,664	3,893,840	11.8	9,020,754	11,073,291	22.8
Domestic Traffic	1,406,987	1,689,638	20.1	3,745,688	4,784,188	27.7
International Traffic	2,075,677	2,204,202	6.2	5,275,066	6,289,103	19.2
San Juan, Puerto Rico	918,236	1,003,705	9.3	2,390,719	2,907,038	21.6
Domestic Traffic	854,401	909,289	6.4	2,213,014	2,641,929	19.4
International Traffic	63,835	94,416	47.9	177,705	265,109	49.2
Colombia	1,288,207	1,170,420	(9.1)	3,571,973	3,885,317	8.8
Domestic Traffic	1,104,248	969,642	(12.2)	3,051,342	3,176,155	4.1
International Traffic	183,959	200,778	9.1	520,631	709,162	36.2
Total Traffic	5,689,107	6,067,965	6.7	14,983,446	17,865,646	19.2
Domestic Traffic	3,365,636	3,568,569	6.0	9,010,044	10,602,272	17.7
International Traffic	2,323,471	2,499,396	7.6	5,973,402	7,263,374	21.6

Mexico Passenger Traffic
		March		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,406,987	1,689,638	20.1	3,745,688	4,784,188	27.7
CUN	Cancun	784,985	917,858	16.9	2,081,647	2,596,480	24.7
CZM	Cozumel	16,368	11,613	(29.1)	44,146	32,041	(27.4)
HUX	Huatulco	67,753	73,891	9.1	192,955	215,172	11.5
MID	Merida	210,273	284,069	35.1	546,667	809,320	48.0
MTT	Minatitlan	8,415	8,756	4.1	20,296	25,332	24.8
OAX	Oaxaca	86,012	115,438	34.2	236,209	333,826	41.3
TAP	Tapachula	38,021	44,742	17.7	108,469	123,523	13.9
VER	Veracruz	100,660	122,646	21.8	266,246	338,146	27.0
VSA	Villahermosa	94,500	110,625	17.1	249,053	310,348	24.6
International Traffic		2,075,677	2,204,202	6.2	5,275,066	6,289,103	19.2
CUN	Cancun	1,951,459	2,058,778	5.5	4,960,299	5,888,218	18.7
CZM	Cozumel	56,730	61,629	8.6	132,282	158,203	19.6
HUX	Huatulco	17,319	19,925	15.0	42,333	57,362	35.5
MID	Merida	22,240	32,796	47.5	59,668	92,741	55.4
MTT	Minatitlan	870	724	(16.8)	2,958	2,053	(30.6)
OAX	Oaxaca	16,570	17,855	7.8	46,635	55,070	18.1
TAP	Tapachula	1,116	2,189	96.1	3,244	5,687	75.3
VER	Veracruz	6,851	7,916	15.5	21,172	23,170	9.4
VSA	Villahermosa	2,522	2,390	(5.2)	6,475	6,599	1.9
Traffic Total Mexico		3,482,664	3,893,840	11.8	9,020,754	11,073,291	22.8
CUN	Cancun	2,736,444	2,976,636	8.8	7,041,946	8,484,698	20.5
CZM	Cozumel	73,098	73,242	0.2	176,428	190,244	7.8
HUX	Huatulco	85,072	93,816	10.3	235,288	272,534	15.8
MID	Merida	232,513	316,865	36.3	606,335	902,061	48.8
MTT	Minatitlan	9,285	9,480	2.1	23,254	27,385	17.8
OAX	Oaxaca	102,582	133,293	29.9	282,844	388,896	37.5
TAP	Tapachula	39,137	46,931	19.9	111,713	129,210	15.7
VER	Veracruz	107,511	130,562	21.4	287,418	361,316	25.7
VSA	Villahermosa	97,022	113,015	16.5	255,528	316,947	24.0

US Passenger Traffic, San Juan Airport (LMM)
	March		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	918,236	1,003,705	9.3	2,390,719	2,907,038	21.6
Domestic Traffic	854,401	909,289	6.4	2,213,014	2,641,929	19.4
International Traffic	63,835	94,416	47.9	177,705	265,109	49.2

Colombia Passenger Traffic Airplan
		March		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,104,248	969,642	(12.2)	3,051,342	3,176,155	4.1
MDE	Rionegro	825,456	717,445	(13.1)	2,230,486	2,401,054	7.6
EOH	Medellin	96,561	98,626	2.1	286,520	275,386	(3.9)
MTR	Monteria	125,507	105,664	(15.8)	371,255	359,440	(3.2)
APO	Carepa	23,223	18,246	(21.4)	63,763	49,631	(22.2)
UIB	Quibdo	27,946	27,774	(0.6)	84,143	84,270	0.2
CZU	Corozal	5,555	1,887	(66.0)	15,175	6,374	(58.0)
International Traffic		183,959	200,778	9.1	520,631	709,162	36.2
MDE	Rionegro	183,959	200,778	9.1	520,631	709,162	36.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,288,207	1,170,420	(9.1)	3,571,973	3,885,317	8.8
MDE	Rionegro	1,009,415	918,223	(9.0)	2,751,117	3,110,216	13.1
EOH	Medellin	96,561	98,626	2.1	286,520	275,386	(3.9)
MTR	Monteria	125,507	105,664	(15.8)	371,255	359,440	(3.2)
APO	Carepa	23,223	18,246	(21.4)	63,763	49,631	(22.2)
UIB	Quibdo	27,946	27,774	(0.6)	84,143	84,270	0.2
CZU	Corozal	5,555	1,887	(66.0)	15,175	6,374	(58.0)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx, InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com